Exhibit 99.1
- Translated from French -

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 2,951,947
Registered Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)
379 001 530 R.C.S. LYON
NOTICE OF A COMBINED ORDINARY AND EXTRAORDINARY GENERAL
MEETING OF SHAREHOLDERS
ON JUNE 24, 2009
Sent by Mail
Ladies and Gentlemen,
You are cordially invited to attend the Combined Ordinary and Extraordinary General Meeting (the “Meeting”) of the shareholders of FLAMEL TECHNOLOGIES (the “Company”) which will be held on June 24, 2009 at 9:00 a.m. (French time) at the registered office of the Company, with the following agenda :
Agenda
Resolutions within the competence of the ordinary general shareholders’ meeting
1. Approval of Statutory Accounts for year ended December 31, 2008.
2. Allocation of results to retained earnings.
3. Renewal of Mr. Elie Vannier as Director.
4. Renewal of Mr. Frederic Lemoine as Director.
5. Renewal of Mr. Lodewijk J.R. De Vink as Director.
6. Renewal of Mr. John L. Vogelstein as Director.
7. Renewal of Mr. Frank Fildes as Director.
8. Renewal of Mr. Stephen H. Willard as Director.
9. Determination of the annual amount of Directors’ attendance fees.
10. Approval of agreements referred to in article L. 225-38 et seq. of the Commercial Code.

- Translated from French -
Resolutions within the competence of the extraordinary general shareholders’ meeting
11. Authorization to be granted to the Board of Directors with a view to allocation of two hundred thousand (200,000) shares at no cost (“free shares”) and taking note of the resulting capital increases.
12. Authorization to be granted to the Board of Directors for issue of a maximum number of two hundred fifty thousand (250,000) stock warrants (BSA) reserved for a category of persons consisting of the company’s directors who are neither authorized agents nor employees of the company, but including the Chairman of the Board of Directors; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.
13. Authorization to be granted to the Board of Directors for increasing the share capital by issues of shares reserved for the members of a company saving plan established in application of Articles L.3332-18 et seq. of the Labour Code.
14. Powers for formalities.
ON BEHALF OF THE BOARD OF DIRECTORS
Enclosed documents:
▪	Resolutions submitted to the combined ordinary and extraordinary shareholders’ meeting to be held on June 24, 2009;
▪	Management Report by the Board of Directors to the ordinary and extraordinary shareholders’ meeting including (Appendix 1) table of the Company’s results for the last five financial years;
▪	Report by the Board of Directors to the combined shareholders meeting held on June 24, 2009;
▪	Voting card;
▪	Document and information request form.

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